Company Letter to Shareholders from Exro CEO Sue Ozdemir
Exro webcast scheduled for October 7th to provide company updates and answer questions. Links to join will be provided on company website prior to the event.
Exro remains confident in ability to deliver 2022 milestones amid short-term delays with a few 2021 projects Exro will showcase the Coil Driver and BCS at upcoming industry conferences and in demonstration vehicles

CALGARY, AB, Aug. 31, 2021 /CNW/ - Exro Technologies Inc. (TSX: EXRO) (OTCQB: EXROF) (the "Company" or "Exro"), a leading clean technology company that has developed a new class of power electronics for electric motors and batteries, is publishing the following letter to shareholders sharing updates on the company from its CEO.
Dear Fellow Shareholders,
Over the past year, our company has grown significantly: in people, in technology and in facility size. I am now proudly surrounded by over 60 employees, as we continue to recruit the best people for new positions. Our future is bright, and none of this is possible without your support. The team is dedicated to bringing our technology to market and motivated to help build a sustainable future. In our recent employee survey, 100% of our employees stated that they would recommend Exro as a place to work. On behalf of all our team, thank you for your continued support!

Following the announcement of our second quarter 2021 financial results, we received positive responses from shareholders and interest in hearing more regularly from us—and we're happy to oblige. Exro is committed to delivering technology that can alter electrification across the mobility industry, and we're working diligently towards that goal. We're making a concerted effort to improve our communications around projects and deliverables, and for shareholders eager to hear our updates, we have a few new ways to engage with us.
Quarterly webcasts: Our team is putting together a quarterly webcast program, where we'll provide company updates, answer your questions, and provide more opportunities for you to engage directly with Exro. Our first webcast is scheduled for October 7th and we will provide links on our website to ask questions and join the webcast prior to the event. We will have lots to share, including insight into our application validation process, so stay tuned for those updates by subscribing to our emails.
Event demonstrations: We are pleased to be able to showcase our high- and low-voltage Exro Coil Driver™ and
Battery Control System ("BCS") at the Battery Show in Detroit, MI, from September 14-16, 2021. I am also personally very excited to welcome you in joining me at the CES 2022 show in Las Vegas, NV, in January where we will launch some of our new Exro demonstration fleets—from an all-terrain vehicle ("ATV") to a retrofitted HUMVEE to a custom racing motorcycle. Our technology will be at those events for you to see firsthand the Exro difference. We will take part in other industry events across the US, and we will post these updates on our website at exro.com/investors/events.
Upcoming deliverables: The coming months will hold many deliverables for our fantastic partners Potencia, LAND, Zero, Aurora, HEINZMANN, Vicinity, SEA Electric and Linamar. All of these remain active projects and we continue to work closely with our partners to validate and deliver our Coil Driver™ for their applications. At the same time, we continue to file new patents and expand our product portfolio to ensure we have a sustainable business. Our sales pipeline continues to grow, and we have been working to standardize our products so that we can deliver to customers faster in the future.
I would be remiss to not acknowledge the recent short-term delays in a few of our 2021 project milestones. The project updates for Zero, LAND, and Potencia are now expected in fourth quarter 2021. This is a normal part of taking new intellectual property ("IP") to market and our team remains confident in our ability to work through these issues and deliver products to our customers. We've been managing various supply chain delays and resource allocation amid the pandemic while working to increase testing capacity to streamline our processes. As recently presented in our Management Discussion and Analysis ("MD&A"), our 2021 project milestone delays have not impacted our 2022 milestones, those remain on track for our overall 2022 targets.

Seeing our company grow has been a phenomenal journey. The new manufacturing facility in Calgary is progressing as planned and we have established the team and platform for our quality management process. Upon its completion in early 2022, the facility will support our growing pipeline by being able to deliver products that meet automotive standards, quality standards and local regulations. Our Arizona facility has also commenced construction. I was able to walk through the new location in Mesa this week and am excited for our future USA headquarters. Some of our upcoming social media communications will provide a virtual look into these facilities as they progress, so be sure to follow us at @exrotech.

Exro Technologies is bridging the gap to electrification. The ability to optimize performance with innovative, cost-effective controls can be a step change for the mobility industry. Thank you all for your patience, your belief in Exro and your faith in me.
We welcome all of our shareholders to enjoy the ride and behold the future of Exro. Regards,
Sue
About Exro Technologies Inc.
Exro is a clean technology company pioneering intelligent control solutions in power electronics to help solve the most challenging problems in electrification. Exro has developed a new class of control technology that expands the capabilities of electric motors, generators, and batteries. Exro enables the application to achieve more with less energy consumed.

Exro's advanced motor control technology, the Coil DriverTM, expands the capabilities of electric powertrains by enabling intelligent optimization for efficient energy consumption. Exro is working with many partners from all over the world to bring their technology to the electric mobility industries and beyond.
For more information visit our website at www.exro.com. Visit us on social media @exrotech.
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
This news release contains forward-looking statements and forward-looking information (together, "forward-looking statements") within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as "plans", "expects", "estimates", "intends", "anticipates", "believes" or variations of such words, or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". Forward looking statements involve risks, uncertainties and other factors disclosed under the heading "Risk Factors" and elsewhere in the Company's filings with Canadian securities regulators, that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements.
Although the Company believes that the assumptions and factors used in preparing these forward-looking statements are reasonable based upon the information currently available to management as of the date hereof, actual results and developments may differ materially from those contemplated by these statements. Readers are therefore cautioned not to place undue reliance on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by the Company with the Canadian securities regulators, including the Company's annual information form for the financial year ended December 31, 2020, and financial statements and related MD&A for the financial year ended December 31, 2020, filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.
Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this press release.
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For further information: Contact Information: Investor inquiries: ir@exro.com, Canada investors: Jake Bouma at 604- 317-3936, United States investors: Vic Allgeier at 646-841-4220; Media inquiries: media@exro.com
CO: Exro Technologies Inc. CNW 08:00e 31-AUG-21